NEWS RELEASE



For media information          For investor information
Neil McGlone                   Leslie Wolf-Creutzfeldt          Motti Gadish
Michael A. Burns & Associates  The Global Consulting Group      Retalix Ltd.
+1-214-521-8596                +1-646-284-9400                 +972-9-776-6677
nmcglone@mbapr.com             investors@retalix.com  Motti.Gadish @retalix.com

                  Retalix Announces Third Quarter 2007 Results
     Ra'anana, Israel, November 20, 2007 - Retalix(R) Ltd. (NasdaqGS: RTLX), a global provider of software solutions for retailers and distributors, today announced results for the third quarter ended September 30, 2007.

     Barry Shaked, President and Chief Executive Officer of Retalix, said, "We are very pleased with the results of the third quarter, as we achieved record revenues and improved earnings."

     Summarized financial highlights of the 2007 third quarter results:

o Total Revenues for the period reached a Company record of $58.1 million, compared to $50.4 million in the third quarter of 2006.

o GAAP Net Income for the period was $3.1 million, or $0.15 per diluted share, compared to net loss of $(1.1) million, or $(0.06) per diluted share in the third quarter of 2006.

o Adjusted Net Income (Non-GAAP)* for the period was $4.6 million, or $0.23 per diluted share, compared to $0.7 million, or $0.03 per diluted share, in the third quarter of 2006.

     Summarized financial highlights of the first nine months of 2007:

o Total Revenues for the period reached a Company record of $166.2 million, compared to $147.3 million in the first nine months of 2006.

o GAAP Net Income for the period was $1.2 million, or $0.06 per diluted share, compared to net loss of $(2.3) million, or $(0.12) per diluted share in the first nine months of 2006.

o Adjusted Net Income (Non-GAAP)* for the period was $7.1 million, or $0.35 per diluted share, compared to $2.7 million, or $0.14 per diluted share, in the first nine months of 2006.

     Barry Shaked said, "Our product revenues in the third quarter include a number of significant new contracts. In the U.S., Love's Travel Centers contracted with Retalix to provide an integrated point-of-sale and headquarters system to serve more than 200 retail and fuel sites. Save Mart Supermarkets, a tier-1 grocery chain based in California, has licensed multiple components of our supply chain management application suite for implementation in their three distribution centers. Our customer loyalty and promotions system was selected by several retailers, including Big Y, a grocery retailer that has been a longtime user of our point-of-sale system and decided to expand the relationship with us to include our Loyalty system as well. In the distribution segment, the Odom
Corporation, a leading distributor of beverages in the Pacific Northwest, signed a deal to install the Retalix Power Enterprise suite. In Europe, our point-of-sale solution has been selected by a major grocery retail chain in the Baltic states, further enhancing our presence in these emerging markets."

     Hugo Goldman, the Company's Chief Financial Officer, said, "Following the
Company's decision to reduce financing expenses by decreasing the factoring of receivables, Retalix used $3.9 million in cash flow from operating activities during the third quarter, compared to $1.8 million used in the third quarter of 2006. In addition, we invested $2.5 million in the purchase of additional property in our corporate headquarters building. As of September 30, 2007, our balance sheet had $43.3 million in cash and marketable securities, net of short-term bank credit. Long term debt was $0.9 million, and shareholders' equity was $220.9 million."

     Goldman continued, "During 2007, our gross and operating margins were impacted by the unexpected fluctuations of the U.S. Dollar. The depreciation of the dollar during the third quarter had a negative impact on our non-Dollar wage costs, primarily in Israel, amounting to $0.7 million. This impact is expected to continue and effect even more the fourth quarter, by $1.4 million. Overall, for the full year 2007 we estimate the weak dollar will add $3.3 million dollars to our wage costs."

     2007 Outlook

     Barry Shaked concluded, "We are having a record year in sales, and for FY
2007 we expect our total revenues to be above the midpoint of the range of our guidance. We feel that we can still achieve net income at the low end of the range through a few deals that we are working on. The unchanged business fundamentals, the strong demand for our products and our long-term customer relationships support our estimates. Although there can be no assurance, we are optimistic about closing these deals by the end of the year."

     Conference Call  and Webcast Information

     The Company will be holding a conference call to discuss results for the third quarter 2007 on Tuesday, November 20, 2007 at 9:00am Eastern Time (4:00pm
Israeli Time). This conference can be accessed by all interested parties through the Company's web site at http://www.retalix.com/conference-call.cfm. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site.

     About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The
Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas.

     Retalix on the Web: www.retalix.com

     * Note on Use of Non-GAAP Financial Information

     In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses non-GAAP measures of gross margin, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation in accordance with SFAS 123(R), amortization of intangibles related to acquisitions, and charges in connection with expenses relating to acquisitions that did not materialize.
Retalix's management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. Reconciliation between GAAP to non-GAAP statement of income is provided in the table below.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, statements regarding our pipeline and getting deals signed, guidance for fiscal year 2007 and the impact of the weak U.S. Dollar on wage costs all involve forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Factors that could impact these forward-looking statements include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's products, the perception by leading retailers of Retalix's reputation, the potential benefits to retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control.
This list is intended to identify only certain of the principal factors that could cause actual results to differ from the forward-looking statements.
Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form
20-F for the year ended December 31, 2006, for a discussion of these and other important risk factors. Except as required by applicable law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.




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                                  RETALIX LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

          FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2007

                                                              Nine months ended            Three months ended         Year ended
                                                                September 30                  September 30           December 31
                                                        ------------------------------  --------------------------  ---------------

                                                            2007            2006           2007          2006            2006

                                                        -------------- ---------------  ------------  ------------  ---------------
                                                           Unaudited      Unaudited       Unaudited     Unaudited       Audited
                                                                                   U.S. $ in thousands
                                                                            (except share and per share data)

                                                        ---------------------------------------------------------------------------
REVENUES:

   Product sales                                              60,333          53,357        22,704        16,274           73,195
   Services and projects                                     105,902          93,935        35,361        34,093          130,549

                                                        -------------- ---------------  ------------  ------------  ---------------
       T o t a l revenues                                    166,235         147,292        58,065        50,367          203,744

                                                        -------------- ---------------  ------------  ------------  ---------------
COST OF REVENUES:
   Cost of product sales                                      27,918          27,587         9,077         9,647           36,690
   Cost of services and projects                              46,602          32,575        16,797        11,691           44,562

                                                        -------------- ---------------  ------------  ------------  ---------------
       T o t a l cost of revenues                             74,520          60,162        25,874        21,338           81,252

                                                        -------------- ---------------  ------------  ------------  ---------------
GROSS PROFIT                                                  91,715          87,130        32,191        29,029          122,492

                                                        -------------- ---------------  ------------  ------------  ---------------

OPERATING EXPENSES:
   Research and development - net                             46,401           45,143        14,587        15,677           60,375
   Selling and marketing                                      24,148           25,647         8,262         8,325           33,495
   Other non-recurring operating expenses                        700                -             -             -
   General and administrative                                 18,844           19,954         6,402         6,298           27,426
   Other general (income) expenses - net                        (49)               34            74            15               22

                                                        -------------- ---------------  ------------  ------------  ---------------
       T o t a l operating expenses                           90,044           90,778        29,325        30,315          121,318

                                                        -------------- ---------------  ------------  ------------  ---------------
INCOME (LOSS) FROM OPERATIONS                                  1,671          (3,648)         2,866       (1,286)            1,174
FINANCIAL INCOME (EXPENSES), net                                 376              400           168         (101)               79

                                                        -------------- ---------------  ------------  ------------  ---------------
INCOME (LOSS) BEFORE TAXES ON INCOME                           2,047          (3,248)         3,034       (1,387)            1,253
TAX BENEFIT (EXPENSES)                                         (412)              973           176           325              507

                                                        -------------- ---------------  ------------  ------------  ---------------
INCOME (LOSS) AFTER TAXES ON INCOME                            1,635          (2,275)         3,210       (1,062)            1,760
SHARE IN LOSSES OF AN ASSOCIATED COMPANY                         (3)             (44)           (1)          (12)              (57)
MINORITY INTERESTS IN LOSSES (GAINS) OF SUBSIDIARIES           (401)               14         (154)          (16)             (425)

                                                        -------------- ---------------  ------------  ------------  ---------------
NET INCOME (LOSS)                                              1,231          (2,305)         3,055       (1,090)            1,278

                                                        ============== ===============  ============  ============  ===============
EARNINGS (LOSSES) PER SHARE - in U.S. $:
   Basic                                                        0.06           (0.12)          0.15        (0.06)             0.07

                                                        ============== ===============  ============  ============  ===============
   Diluted                                                      0.06           (0.12)          0.15        (0.06)             0.06

                                                        ============== ===============  ============  ============  ===============
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in
   thousands:
   Basic                                                      19,809           19,477        19,892        19,465           19,491

                                                        ============== ===============  ============  ============  ===============
   Diluted                                                    20,139           19,477        20,073        19,465           20,127
                                                        ============== ===============  ============  ============  ===============
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                                  RETALIX LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                              AT SEPTEMBER 30, 2007



                                                                                    September 30                 December 31,
                                                                                    -------------
                                                                                  2007            2006               2006
                                                                                 ------------   -----------      -------------
                                                                                  (Unaudited)                  (Audited)
                                                                                                U.S. $ in thousands

                                                                                 -------------------------------------------
                                A s s e t s
CURRENT ASSETS:
    Cash and cash equivalents                                                     40,193          51,897                55,186

    Marketable securities                                                          4,461           6,647                 4,554
    Accounts receivable:
       Trade                                                                      61,536          46,183                48,469
       Other                                                                       5,766           6,403                 5,524
    Inventories                                                                    1,259           1,531                 1,154
    Deferred income taxes                                                          6,665           6,723                 5,930
                                                                                 -------         -------               -------
           T o t a l  current assets                                             119,880         119,384               120,817
                                                                                 -------         -------               -------
NON-CURRENT ASSETS :
     Marketable debt securities                                                      859           1,307                 1,237
    Deferred income taxes                                                          5,301           3,578                 4,035
    Long-term receivables                                                          8,156           1,759                 3,395
    Amounts funded in respect of employee rights
       upon retirement                                                             8,211           6,421                 6,759
    Other                                                                          1,051             762                   747
                                                                                  ------          ------                ------
                                                                                  23,578          13,827                16,173
                                                                                  ------          ------                ------
PROPERTY, PLANT AND EQUIPMENT, net                                                12,893          11,552                11,180
                                                                                 -------         -------               -------
GOODWILL                                                                         113,162         110,110               107,506
                                                                                 -------         -------               -------
OTHER INTENGIBLE ASSETS, net of accumulated amortization
    Customer base                                                                 16,533          18,043                17,721
    Other                                                                          5,173           6,949                 5,777
                                                                                  ------          ------                ------
                                                                                  21,706          24,992                23,498
                                                                                 -------         -------               -------
                             T o t a l assets                                    291,219         279,865               279,174
                                                                                 -------         --------              -------
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                                                                                      September 30             December 31,
                                                                                     --------------
                                                                                    2007          2006              2006
                                                                                    --------    ------------     -----------
                                                                                       (Unaudited)              (Audited)
                                                                                    --------------------       -------------
                                                                                             U.S. $ in thousands
                                                                                    ---------------------------------------
                    Liabilities and shareholders' equity
CURRENT LIABILITIES:

    Short-term bank credit                                                            1,377          4,890               4,742
    Current maturities of long-term bank loans                                          245             93                 224
    Accounts payable and accruals:
       Trade                                                                         11,500         13,456              11,535
       Employees and employee institutions                                            9,697          8,434               7,179
        Current maturities of other liabilities                                           -             60                   -
          Accrued expenses                                                            6,149          6,298               7,288
       Other                                                                          6,375          6,654               7,443
    Deferred revenues                                                                14,855         16,752              13,747
                                                                                     ------         ------              ------
           T o t a l  current liabilities                                            50,198         56,637              52,158
                                                                                     ------         ------              ------
LONG-TERM LIABILITIES :
    Long-term bank loans, net of current maturities                                     886          1,132               1,058
    Employee rights upon retirement                                                  13,999         10,768              11,392
     Deferred tax liability                                                             990          4,098               1,016
     Institutions                                                                     1,110              -                   -
    Deferred revenues                                                                   471            413                 206
                                                                                     ------         ------              -------
           T o t a l  long-term liabilities                                          17,456         16,411              13,672
                                                                                     ------         ------              -------
           T o t a l  liabilities                                                    67,654         73,048              65,830
                                                                                     ------         ------              ------
MINORITY INTERESTS                                                                    2,683          1,852               2,293
                                                                                     ------         ------              ------
SHAREHOLDERS' EQUITY:
Share capital -Ordinary shares of NIS 1.00 par value (authorized: September 30,
2007 (unaudited), December 31, 2006 (audited) and September 30, 2006 (unaudited)
30,000,000 shares; issued and outstanding: - September 30, 2007 (unaudited)
19,896,772 shares; December 31,2006 (audited) -19,613,454
shares; September  30, 2006 (unaudited) -19,523,621 shares                            5,246          5,157               5,178
     Additional paid in capital                                                     166,206        154,237             156,583
    Retained earnings (See note)                                                     49,069         45,609              49,188
     Accumulated other comprehensive income (loss)                                      361           (38)                 102
                                                                                     ------        -------             -------
           T o t a l  shareholders' equity                                          220,882        204,965             211,051
                                                                                    -------        -------             -------
                T o t a l liabilities and shareholders equity                       291,219        279,865             279,174
                                                                                    =======        =======             =======

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                                  RETALIX LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

          FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2007

                                                              Nine months ended            Three months ended        Year ended
                                                                September 30                  September 30          December 31
                                                        ------------------------------  --------------------------

                                                            2007            2006           2007          2006           2006
                                                        -------------- ---------------  ------------  ------------  -------------

                                                          Unaudited      Unaudited       Unaudited     Unaudited      Audited
                                                                                  U.S. $ in thousands
                                                                           (except share and per share data)

                                                        -------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net income (loss)                                           1,231          (2,305)         3,055        (1,090)          1,278
   Adjustments required to reconcile net income to net
     cash provided by operating activities:
     Minority interests in gains (losses) of
       subsidiaries                                              390             (14)           143            16            425
     Depreciation and amortization                             5,163           6,246          1,689         2,057          8,362
     Share in losses of an associated company                      3              44              1            12             57
     Stock based compensation expenses                         3,714           2,333            981           954          3,891
     Changes in accrued liability for employee rights
       upon retirement                                         2,449           1,553          1,148           536          2,102
     Gains on amounts funded in respect of employee
       rights upon retirement                                   (480)           (466)          (415)         (232)          (580)
     Deferred income taxes - net                              (1,897)         (2,206)          (980)         (746)        (2,699)
     Net decrease (increase) in marketable securities           (227)          2,617           (255)         (150)         3,025
     Amortization of discount on marketable debt
       securities                                                 10              44              1            16             56
     Other                                                      (193)            (65)          (255)          (83)           (32)
     Changes in operating assets and liabilities:
       Increase in accounts receivable:
         Trade (including the non-current portion)           (17,397)         (6,788)        (8,906)       (2,548)        (10,588)
         Other                                                  (216)         (1,859)          (544)       (2,129)           (889)
       Increase (decrease) in accounts payable and accruals:
         Trade                                                 (332)           1,226            232            60            (730)
         Employees, employee institutions and other          (1,384)             416            882         1,690             933
     Decrease (increase) in inventories                         (97)             643           (380)          (57)          1,022
     Increase in long-term income taxes                       1,110                -          1,110             -               -
     Increase (decrease) in deferred revenues
       (including the non-current portion)                    1,365              593         (1,390)         (146)         (2,616)

                                                        -------------- ---------------  ------------  ------------  -------------

   Net cash provided by (used in) operating activities
     - forward                                               (6,788)           2,012         (3,883)       (1,840)          3,017
                                                        ============== ===============  ============  ============  =============
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                                  RETALIX LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

          FOR THE NINE AND THREE MONTHS PERIOD ENDED SEPTEMBER 30, 2007

                                                                  Nine months ended             Three months ended       Year ended
                                                                    September 30                   September 30          December 31
                                                            ------------------------------  ---------------------------
                                                               2007            2006           2007          2006             2006

                                                            -------------- ---------------  ------------  -------------  -----------
                                                              Unaudited      Unaudited       Unaudited     Unaudited       Audited
                                                                                      U.S. $ in thousands
                                                                               (except share and per share data)

                                                            ------------------------------------------------------------------------

   Net cash provided by (used in) operating activities -         (6,788)            2,012       (3,883)        (1,840)       3,017
     brought forward
                                                            ============== ===============  ============  =============  ==========

CASH FLOWS FROM INVESTING ACTIVITIES:
   Maturity of marketable debt securities held to maturity         9,743            3,454             -         1,395        6,212
   Investment in marketable debt securities held to maturity      (9,047)          (1,050)            -           (50)      (2,066)
   Acquisition of subsidiaries or activities consolidated
     for the first time (a)                                       (1,350)          (2,605)            -             -       (2,653)
   Additional investments in subsidiaries                              -           (5,802)            -          (927)      (5,754)
   Refund in respect of the cost of investment                         -                -             -             -          651
   Purchase of property, plant, equipment and other assets        (4,184)          (2,013)       (2,865)         (563)      (2,567)
   Proceeds from sale of property, plant and equipment                 4               31             -            (4)          35
   Amounts funded in respect of employee rights upon
     retirement, net                                                (973)            (552)         (425)         (199)        (777)
   Long-term loans collected from (granted to) employees              19               (4)           (2)           (4)          (4)

                                                            -------------- ---------------  ------------  -------------  ----------
   Net cash provided by (used in) investing activities            (5,788)          (8,541)       (3,292)         (352)      (6,923)

                                                            -------------- ---------------  ------------  -------------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayment of long-term bank loans                                (228)            (117)           (2)         (117)        (117)
   Issuance of share capital to employees resulting from
     exercise of options                                           1,054            1,888           132           399        2,696
   Short-term bank credit - net                                   (3,365)             909        (6,189)         1,320         760

                                                            -------------- ---------------  ------------  -------------  ----------
   Net cash provided by (used in)  financing activities           (2,539)           2,680        (6,059)          1,602      3,339
                                                            -------------- --------------   ------------  -------------  ----------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                              122               54           103              8          61

                                                            -------------- ---------------  ------------  -------------  ----------
NET DECREASE IN CASH AND CASH EQUIVALENTS                        (14,993)          (3,795)      (13,131)          (582)       (506)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD       55,186           55,692        53,324         52,479      55,692
                                                            -------------- ---------------  ------------  -------------  ----------

   BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD           40,193          51,897        40,193         51,897      55,186
                                                            ============== ===============  ============  =============  ==========



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                                  RETALIX LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

          FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2007

                                                                         Nine months ended         Year ended
                                                                              June 30              December 31
                                                                       -----------------------
                                                                       2007            2006           2006

                                                                   -------------- ---------------  ------------
                                                                     Unaudited      Unaudited        Audited
                                                                               U.S. $ in thousands
                                                                        (except share and per share data)

                                                                   --------------------------------------------
       (a) Supplementary disclosure of cash flow information - Fair value of assets acquired and liabilities assumed of
            subsidiaries and activities acquired at the date of
            acquisition:

            Working capital (excluding cash and cash equivalents)           157              394           302
            Property plant and equipment, net                               (8)              (58)          (54)
            Short- term bank credit
            Goodwill and other intangible assets arising on
              acquisition                                               (1,499)           (2,941)       (2,901)

                                                                   -------------- ---------------  ------------
                                                                        (1,350)          (2,605)       (2,653)
                                                                   ============== ===============  ============





(b) Supplemental information on investing activities not involving cash flows:

On April 1, 2005, the Company acquired substantially all of the assets of Integrated Distribution Solutions Inc. ("IDS"), in consideration for cash, as well as the issuance of share capital. In addition, shareholders of IDS were issued additional 207,236 shares valued at $4,916,000 that were released from escrow as certain customer retention milestones agreed upon were met as of April
1, 2007.

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

                                  RETALIX LTD.
                UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following tables reflect selected Retalix' non-GAAP results reconciled to GAAP results:

                                                                   Nine months ended             Three months ended    Year ended
                                                                      September 30                  September 30       December 31
                                                           -----------------------------  ---------------------------  ------------

                                                                  2007           2006            2007          2006          2006

                                                              -------------  --------------  -------------  ------------  ---------
                                                               Unaudited       Unaudited      Unaudited      Unaudited    Unaudited
                                                                                        U.S. $ in thousands
                                                                                 (except share and per share data)

                                                              ---------------------------------------------------------------------
OPERATING INCOME (LOSS)

   GAAP Operating income (loss)                                   1,671          (3,648)          2,866       (1,286)     1,174
   Plus:
     Amortization of acquisition-related intangible assets        2,717           3,714            888         1,186      4,910
     Stock based compensation expenses                            3,715           2,333            982           955      3,890
     Other acquisition-related operating expenses (*)               700               -              -             -

                                                                  ---------  --------------  -------------  ------------ ---------
   Non-GAAP Operating income                                       8,803          2,399          4,736           855      9,974

                                                                  =========  ==============  =============  ============  =========

NET INCOME (LOSS)                                                  1,231         (2,305)          3,055       (1,090)     1,278
   GAAP Net income (loss) Plus:
     Amortization of acquisition-related intangible assets         2,717          3,714            888         1,186      4,910
     Stock based compensation expenses                             3,715          2,333            982           955      3,890
     Other acquisition-related operating expenses (*)                700              -              -             -
   Less:
     Income tax effect of amortization of acquisition-related
     intangible assets                                              (939)        (1,089)          (315)         (396)    (1,654)
     Income tax effect of stock based compensation expenses         (195)             -            (51)            -       (282)
     Income tax effect of other acquisition-related operating
     expenses                                                       (161)             -           -                -

                                                              -------------  --------------  -------------  ------------  ---------
   Non-GAAP Net income                                             7,068           2,653          4,559           655      8,142
                                                              =============  ==============  =============  ============   ======


NET INCOME (LOSS) PER DILUTED SHARE
   GAAP Net income (loss) per diluted share                         0.06           (0.12)           0.15        (0.06)      0.06
   Plus:
     Amortization of acquisition-related intangible assets          0.13            0.19           0.04          0.06       0.24
     Stock based compensation expenses                              0.19            0.12           0.05          0.05       0.19
     Other acquisition-related operating expenses (*)               0.04               -              -             -
   Less:
     Income tax effect of amortization of acquisition-related
     intangible assets                                             (0.05)          (0.05)         (0.01)        (0.02)     (0.08)
     Income tax effect of stock based compensation expenses        (0.01)              -              -             -      (0.01)
     Income tax effect of other acquisition-related operating
     expenses                                                      (0.01)              -              -             -

                                                              -------------  --------------  -------------  ------------  ---------
   Non-GAAP Net income per diluted share                            0.35            0.14           0.23          0.03       0.40

                                                              =============  ==============  =============  ============  =========

   Shares used in computing diluted net income per share          20,139          19,477         20,073        19,465     20,127
                                                              =============  ==============  =============  ============  =========

* Pre-acquisition costs from potential transactions that have not materialized.




                                  RETALIX LTD.
                UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS


The following table shows the classification of stock-based compensation expense:

                                                                   Nine months ended             Three months ended    Year ended
                                                                      September 30                  September 30       December 31
                                                                -----------------------  ---------------------------  ------------

                                                                  2007           2006            2007          2006          2006

                                                              -------------  --------------  -------------  ------------  ---------
                                                               Unaudited       Unaudited      Unaudited      Unaudited    Audited
                                                                                        U.S. $ in thousands
                                                              ---------------------------------------------------------------------


   Cost of product sales                                               59               39             15            18        45
   Cost of services and projects                                      721              443            196           207       719
   Research and development - net                                   1,444            1,579            326           672     2,221
    Selling and marketing                                             437              154            131            52       531
    General and administrative                                      1,054              118            314             6       374

                                                              -------------  --------------  -------------  ------------  ---------
   Total                                                            3,715            2,333            982           955     3,890
                                                              =============  ==============  =============  ============  =========


The following table shows the classification of amortization of acquisition-related intangible assets:

                                                                   Nine months ended             Three months ended   Year ended
                                                                      September 30                  September 30      December 31
                                                              -----------------------------  ---------------------------  ---------

                                                                  2007           2006            2007          2006          2006

                                                              -------------  --------------  -------------  ------------  ---------
                                                               Unaudited       Unaudited      Unaudited      Unaudited    Audited
                                                                                        U.S. $ in thousands

                                                              ---------------------------------------------------------------------
   Cost of product sales                                         1,709           2,115            591           659         2,976
   Cost of services and projects                                   748           1,140            238           355         1,176
    Selling and marketing                                           92             195              2            65           372
    General and administrative                                     168             264             57           107           386

                                                              -------------  --------------  -------------  ------------  ---------
   Total                                                         2,717           3,714            888         1,186         4,910
                                                              =============  ==============  =============  ============  =========

                                  RETALIX LTD.
                  NOTE TO THE CONSOLIDATED FINANCIAL STATEMENTS



NOTE - Adoption of FIN 48
Effective January 1, 2007, the Company adopted FIN 48, "Accounting for Uncertainty Taxes - an interpretation of FAS 109", which was issued in July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions, under provision for income taxes. The adoption of FIN 48 resulted in the recording of an increase of the tax liabilities totaling $1,350,000 (including interest in the amount of $190,000) associated with tax benefits and other uncertainties related to tax returns, which was accounted for as a reduction of to the retained earnings balance as of January 1, 2007.
The Company and its U.S. subsidiaries which comprise most of the group, received final tax assessments through the year ended December 31, 2002.






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